

November 9, 2010

Ms. Beverly A. Cummings
Chief Financial Officer
PrimeEnergy Corporation
One Landmark Square
Stamford, CT 06901

> **Re:** **PrimeEnergy Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2010**
> **Filed May 17, 2010**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2010**
> **Filed August 16, 2010**
> **Response Letter Dated September 2, 2010**
> **File No. 0-07406**

Dear Ms. Cummings

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1. We note your response to our prior comment one from our letter dated July 26, 2010. We note that you have provided limits "per occurrence" for both onshore and offshore operations relating to your total excess liability insurance. Please tell us whether there

are any annual or other general limitations in addition to the per occurrence limits. Also, discuss the exclusions in your insurance policies given your statement that your insurance coverage includes "*certain* general liability and *certain* 'sudden and accidental' environmental risks (emphasis added)." Clarify what types of environmental risks are covered.

2. We note your response to our prior comment one from our letter dated July 26, 2010. In your response, you state that you "attempt to obtain contractual protection against uninsured operating risks from our customers and contractors." Please discuss how often, in your agreements with your customers or contractors, you are able to obtain contractual indemnification with respect to uninsured operating risks.

Reserves, page 18

3. We note your response to prior comment two from our letter dated July 26, 2010. Please also disclose the qualifications of the technical person at PrimeEnergy who is primarily responsible for overseeing the preparation of reserves estimates.

4. We note your response to prior comment three from our letter dated July 26, 2010 and we reissue the comment. You have provided an explanation of changes in your proved undeveloped reserves that occurred during 2009 for your prospect in the Gulf of Mexico. However, we note that you have not discussed what appear to be material additions to your proved undeveloped reserves, particularly in West Texas. Please discuss all material changes to proved undeveloped reserves and the progress or investments you have made during the year to develop these reserves.

5. We note your response to prior comment five from our letter dated July 26, 2010. Please provide a revised report from Ryder Scott that addresses the following items:

   - The closing paragraph states in part that the report "was prepared for the exclusive use and sole benefit of PrimeEnergy and may not be put to other use without our prior written consent for such use." As Item 1202(a)(8) of Regulation S-K requires the report, please obtain and file a revised version which retains no language that could suggest either a limited audience or a limit on potential investor reliance.

   - We note the omission of benchmark oil and gas prices and the average adjusted product prices used to estimate proved reserves as contemplated in Item 1202(8)(a)(v) of Regulation S-K. Please obtain a revised report from the third party engineer that contains both the12 month average benchmark prices and the average adjusted product prices used to estimate proved reserves.

Closing Comments

      You may contact Joanna Lam at (202) 551-3476, Jenifer Gallagher at (202) 551-3706 or Karl Hiller, Branch Chief, at (202) 551- 3686 if you have questions regarding comments on the financial statements and related matters.   Please contact Parker Morrill at (202) 551-3696, Mike Karney at 202-551-3847 or me at (202) 551- 3745 with any other questions.

                Sincerely,

                H. Roger Schwall
                Assistant Director